Exhibit 99.1

 News Release

Kinross acquires interest in Diavik diamond mining partnership
Also buys 19.9% equity stake in Harry Winston

Toronto, Ontario, March 19, 2009 -- Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”) announced today that it has signed a subscription agreement with Harry Winston Diamond Corporation (TSX-HW; NYSE-HWD) (“Harry Winston”) further to which Kinross will make a net investment of US$150 million in exchange for an indirect interest in the Diavik Diamond Mine in Canada’s Northwest Territories and a 19.9% shareholding in Harry Winston.

The agreement consists of two components. The first component is a subscription for a minority 22.5% interest in the partnership that holds Harry Winston’s 40% interest in the Diavik diamond mine joint venture operated by Rio Tinto. The net effective subscription price is US$104.4 million.  The second component is an equity private placement (subject to regulatory approval) of 15.2 million common shares of Harry Winston at a price of US$3.00 per share, for a total investment of US$45.6 million, giving Kinross a 19.9% interest in Harry Winston.

Following the closing of the transaction, Kinross will be offered a seat on the Harry Winston board of directors. Harry Winston will continue to market all of the partnership’s share of diamond production from the Diavik mine, including the portion attributable to Kinross’ interest. In addition, the parties have agreed to consider future investment opportunities in the diamond mining industry on a case-by-case basis.

“We are acting on a rare opportunity to acquire a stake in one of the world’s great diamond mines, operating in northern Canada, with a long mine life and a record of strong cash flows,” said Kinross President and CEO Tye Burt. “For Kinross, this represents a strategic investment that is accretive and has the potential to create excellent long-term value for our investors.”

“We view diamond mining as complementary to our core business of gold mining, which remains our primary focus. We believe that, as with gold, the long-term supply and demand fundamentals for high-quality diamonds are strong,” Mr. Burt said.  “Harry Winston occupies a unique and respected place in the global diamond business and we look forward to working with them in the future.”

Subject to customary closing conditions, the agreement is expected to close within approximately two weeks.

Kinross and Harry Winston will host a conference call for analysts, investors and other interested parties on Thursday, March 19, 2009 at 4:45 p.m. ET, followed by a question-and-answer session.

KINROSS GOLD CORPORATION	40 King St.West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com

To access the call, please dial:

North America: 1-866-543-6405; passcode 65480867
International:  1-617-213-8897; passcode 65480867

You may also access the conference call on a listen-only basis at:

www.kinross.com or
http://investor.harrywinston.com

A telephone replay of the call will be available one hour after the call until 11:59 p.m. ET on April 3, 2009. To access the call replay, please dial:

North America: 1-888-286-8010; passcode 40769914
International: 1-617-801-6888; passcode 40769914

You may also access a replay of the call at:

www.kinross.com or
http://investor.harrywinston.com

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact: Steve Mitchell Vice-President, Corporate Communications (416) 365-2726 steve.mitchell@kinross.com
Investor Relations Contact:
Erwyn Naidoo
Vice-President,
Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Lisa Doddridge
Director,
Investor Relations
(416) 369-6480
lisa.doddridge@kinross.com

KINROSS GOLD CORPORATION

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: (1) that Kinross will complete the acquisition of a 19.9% equity interest in Harry Winston and the acquisition of a  22.5% interest in a partnership that holds Harry Winston’s interest in the Diavik diamond mine joint venture operated by Rio Tinto; (2) certain assumptions relating to the market price for diamonds and the expected levels of supply and demand for diamonds; (3) there being no significant disruptions affecting operations at the Diavik diamond mine, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) production at the Diavik diamond mine being consistent with Kinross’ current expectations; (5) the continued operation of the Diavik diamond mine; (6) mineral reserve and resource levels for the Diavik diamond mine being materially consistent with the public disclosure to date; (7) the satisfaction of the closing conditions provided for in the subscription agreement; and (8) there being no material changes to the arrangements entered into with Harry Winston for the marketing and selling of diamonds.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the acquisition of the 19.9% equity interest in Harry Winston and the 22.5% interest in the partnership that holds Harry Winston’s interest in the Diavik diamond mine joint venture operated by Rio Tinto will not be completed for any reason.  Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release.  In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis.  These risks, factors, estimates and assumptions are not exhaustive.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS GOLD CORPORATION